April 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Division of Corporation Finance, Office of Life Sciences

Re:	Zafgen, Inc.
Amendment 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2020
File No. 001-36510

Ladies and Gentlemen:

This letter is submitted on behalf of Zafgen, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment 1 to Preliminary Proxy Statement on Schedule 14A filed on April 10, 2020 (“Amendment No. 1”), as set forth in your letter, dated April 24, 2020, addressed to Mr. Jeffrey Hatfield, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italicized, bold type, with responses immediately following such comment. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

Amendment 1 to Schedule 14A filed April 10, 2020

Summary, page 1

1.

We note your response to our prior Comment 1. Please further revise your disclosure to note that you are dependent on the intellectual property for the development of certain of your early-stage product candidates and identify such early-stage product candidates.

Response to Comment 1: The Company acknowledges the Staff’s comment and in response has revised the disclosure of Chondrial’s business on page 2 to include additional disclosure regarding Chondrial’s dependence on the intellectual property licensed from WFUHS and IU for the development of CTI-1601.

Chondrial’s Business

Overview, page 159

2.

We note your response to our prior Comment 3. We also note that you state that you do not believe that the referenced studies are material to Chondrial’s business. Please either (i) expand your disclosure to discuss the significance (or lack of significance) to Chondrial’s business; or (ii) remove the disclosure.

Response to Comment 2: The Company acknowledges the Staff’s comment and has removed the identified disclosure.

Chondrial’s Strategy, page 160

3.

We note your response to our prior Comment 4. We also note your revision to your disclosure on page 159 and note no changes to page 160. We reissue our prior Comment 4. Please further revise your disclosure to remove any implication that Chondrial will be successful in obtaining regulatory approval for CTI-1601 in an accelerated manner.

Response to Comment 3: The Company acknowledges the Staff’s comment and has further revised the disclosure on pages 160 and 161 to remove any implication that Chondrial will be successful in obtaining regulatory approval for CTI-1601 in an accelerated manner.

*            *             *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1861 or by email at AGoodman@goodwinlaw.com.

Very truly yours,

/s/ Andrew Goodman

Andrew Goodman

Enclosures:

cc:	Jeffrey Hatfield, Chief Executive Officer, Zafgen, Inc.